82-3116



GREAT QUEST
METALS LTD.



03029143

July 28, 2003

03 AUG -7 7:21

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 28, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

dlw 8/11

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 28, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Pre-Drill Program on the Bourdala Concessions

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is pleased to announce a pre-drill program on the Bourdala concessions, located 45 km southeast of the Sadiola Mine in western Mali, West Africa. The focus of exploration, consisting of geological mapping, soil sampling and pitting, will be to further define the Bourdala Sud-Ouest and the Niaragui zones. The program is expected to start in two weeks.

Diamond drilling on the Bourdala Sud-Ouest zone in late 2002 intersected 10 metres of 3.92 g/t gold and 5 m of 8.63 g/t gold in Hole 06. In the spring of this year a program extended this zone for 475 m through the mapping of an area of orpaillage, or hand pits dug by local miners, and sampling. There is evidence that this zone could extend north-northeast a further 1070 metres. The summer program will attempt to confirm this extension through pitting and sampling.

This spring a pitting and sampling program was completed on part of the Niaragui concession. A zone of gold mineralization was discovered with a very high-grade core. It was defined for only 40 m. Three samples, taken from the bottom of separate pits, assayed 23, 57, and 77 g/t gold. The quartz in the 77 g/t sample was removed before the sample was assayed. Many of the quartz fragments that were removed show visible gold. The summer's program will consist of further pitting, geological mapping and soil sampling to attempt to extend this zone before drilling.

Drilling this autumn will concentrate on the Bourdala Sud-Ouest and Niaragui zones and the TD area. Hole TD-02, the best hole in the TD area, intersected 5.5 m of 2.91 g/t gold and 7 m of 4.24 g/t gold.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E



GREAT QUEST
METALS LTD.

July 30, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 30, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Karen Nestoruk
Administration

/kn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

July 30, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Reports Results of Annual General Meeting

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce that the Company held its Annual General Meeting on June 25, 2003 at which time Willis W. Osborne, Victor J.E. Jones and Mahamadou Keita were re-elected to the Company's Board of Directors.

The Company announces that it received approval of the disinterested shareholders of the Company at the Annual General Meeting for the reservation of up to 1,743,229 shares under the Company's Stock Option Plan including options already issued and outstanding under separate agreements. The maximum number of Common Shares which may be issued pursuant to options granted under the Stock Option Plan is 20% of the issued shares in the capital of the Company, or such additional amounts as may be approved from time to time by shareholders of the Company. Options can be granted for periods of up to five years at a price equal to the Company's market price prevailing on the date a particular option is granted. No optionee shall be entitled to a grant of more than 5% of the Company's issued and outstanding share capital.

"Signed"
Willis W. Osborne
President

N E W S R E L E A S E